UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TubeMogul, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

898570 10 6

(CUSIP Number)

NINA C. LABATT

TRINITY VENTURES

2480 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Trinity TVL X, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D/A is filed by Trinity TVL X, LLC (“Trinity TVL X”), Trinity Ventures X, L.P. (“Trinity X”), Trinity X Entrepreneurs’ Fund, L.P. (“Trinity EF X”), Trinity X Side-By-Side Fund, L.P. (“Trinity SBS X”), TVL Management Corporation (“TVL Management,” together with Trinity TVL X, Trinity X, Trinity EF X and Trinity SBS X, collectively, the “Trinity Entities”) and Lawrence K. Orr (“Orr”), Noel J. Fenton (“Fenton”), Augustus O. Tai (“Tai”), Fred Wang (“Wang”), Patricia Nakache (“Nakache”), Ajay Chopra (“Chopra”), Karan Mehandru (“Mehandru”), Daniel Scholnick (“Scholnick”) and Nina C. Labatt (“Labatt”), (together with the Trinity Entities and Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick and Labatt, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Issuer’s public offering in June 2015 (the “Public Offering”), as set forth in Issuer’s prospectus dated June 10, 2015 filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Trinity Ventures X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Trinity X Entrepreneurs’ Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Trinity X Side-By-Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons TVL Management Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Lawrence K. Orr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Noel J. Fenton
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Augustus O. Tai
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Fred Wang
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Patricia Nakache
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Ajay Chopra
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Karan Mehandru
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Daniel Scholnick
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

CUSIP No. 898570 10 6	13D/A

1.	Name of Reporting Persons Nina C. Labatt
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,934,620 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,934,620 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,934,620 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A .
(2)	Includes (i) 5,844,999 shares held by Trinity X, (ii) 56,522 shares held by Trinity EF X and (iii) 33,099 shares held by Trinity SBS X. Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Public Offering, as set forth in Issuer’s prospectus dated June 10, 2015 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

Explanatory Note

This Schedule 13D/A (this “Schedule 13D/A”) is being filed by the Reporting Persons (as defined below) to amend the Schedule 13D originally filed with the Securities and Exchange Commission on August 5, 2014 (the “Original Schedule 13D”) to report the sale of shares of Common Stock (as defined below) of TubeMogul, Inc. (the “Issuer”) by certain of the Reporting Persons. The Original Schedule 13D is hereby amended and supplemented as detailed below, and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 16, 2015, Trinity X, Trinity EF X and Trinity SBS X sold an aggregate of 659,402 shares of the Issuer’s Common Stock at a price per share of $14.92 in a registered underwritten public offering.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Schedule 13D/A is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power (2)	Sole Dispositive Power	Shared Dispositive Power (2)	Beneficial Ownership (2)	Percentage of Class (3)
Trinity X	5,844,999	0	5,934,620	0	5,934,620	5,934,620	19.6%
Trinity EF X	56,522	0	5,934,620	0	5,934,620	5,934,620	19.6%
Trinity SBS X	33,099	0	5,934,620	0	5,934,620	5,934,620	19.6%
Trinity TVL X (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%
TVL Management (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%
Orr (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%
Fenton (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%
Tai (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%
Wang (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%
Nakache (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%
Chopra (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%
Mehandru (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%
Scholnick (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%
Labatt (2)	0	0	5,934,620	0	5,934,620	5,934,620	19.6%

(1)	Represents the number of shares of Common Stock held by the Reporting Persons.
(2)	Trinity TVL X is the general partner of Trinity X, Trinity EF X and Trinity SBS X and has sole voting and investment power with respect to the shares held by Trinity X, Trinity EF X and Trinity SBS X. Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management are management members of Trinity TVL X and may be deemed to share voting and investment power over the shares owned by Trinity X, Trinity EF X and Trinity SBS X. Trinity TVL X, Orr, Fenton, Tai, Wang, Nakache, Chopra, Mehandru, Scholnick, Labatt and TVL Management own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 30,274,376 shares of the Common Stock outstanding as of the closing of the Issuer’s public offering in June 2015 (the “Public Offering”), as set forth in Issuer’s prospectus dated June 10, 2015 filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on June 11, 2015.

(c) The sales effected on June 16, 2015, as described in Item 4 hereof, consisted of sales directly to the underwriters for the Public Offering as follows:

Reporting Person	Number of Shares	Price Per Share
Trinity X	649,444	$14.92
Trinity EF X	6,280	$14.92
Trinity SBS X	3,678	$14.92

Except as set forth above, none of the Reporting Persons nor Listed Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

2015 Lock-up Agreement

The Reporting Persons, along with all of the Issuer’s executive officers, directors and other stockholders of the Issuer selling shares of Common Stock in connection with the Public Offering have entered into agreements (the “2015 Lock-up Agreements”) with the underwriters for the Public Offering that, subject to certain exceptions, for a period of 90 days after the date of the final prospectus, they will not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares or any securities convertible into or exchangeable or exercisable for shares of the Issuer’s capital stock or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, any of the economic consequences of ownership of the securities. Exceptions to these restrictions include transfers (i) as bona fide gifts, (ii) by will or intestate succession, (iii) to a trust for the benefit of the security holder or such holder’s immediate family, (iv) from a business entity to an affiliated business entity or to its equity holders, (v) upon receipt of shares of common stock of the Issuer resulting from the exercise or vesting of warrants or equity awards, including transfers to the Issuer for the payment of taxes due as a result of such vesting or exercise, (vi) pursuant to a company repurchase of shares of common stock issued pursuant to an employee benefit plan, (vii) in connection with a change of control, (xiii) by operation of law or (ix) court order. The foregoing permitted transfers are generally subject to the delivery of a lock-up agreement by the acquiror of the shares and include limitations on transfers for value and transfers by the Issuer’s directors and officers. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their discretion, release any of the securities subject to these lock-up agreements at any time.

The foregoing description of the terms of the 2015 Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Form of 2015 Lock-up Agreement, which is filed as an exhibit to this Schedule 13D/A and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

D.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 of Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-204629), filed with the SEC on June 8, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2015

TRINITY TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TRINITY VENTURES X, L.P.
By its General Partner, Trinity TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TRINITY X ENTREPRENEURS’ FUND, L.P.
By its General Partner, Trinity TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TRINITY X SIDE-BY-SIDE FUND, L.P.
By its General Partner, Trinity TVL X, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Management Member

TVL MANAGEMENT CORPORATION

By:	/s/ Nina C. Labatt
Nina C. Labatt, its Chief Financial Officer

/s/ Lawrence K. Orr
Lawrence K. Orr

/s/ Noel J. Fenton
Noel J. Fenton

/s/ Augustus O. Tai
Augustus O. Tai

/s/ Fred Wang
Fred Wang

/s/ Patricia Nakache
Patricia Nakache

/s/ Ajay Chopra
Ajay Chopra

/s/ Karan Mehandru
Karan Mehandru

/s/ Daniel Scholnick
Daniel Scholnick

/s/ Nina C. Labatt
Nina C. Labatt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

D.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 of Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-204629), filed with the SEC on June 8, 2015.